UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a -16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: 022- 4008 8900 Email:companysecretary@icicibank.com Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390007. India

Table of Contents

Items:

1.	Other news

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: 022- 4008 8900 Email:companysecretary@icicibank.com Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390007. India

OTHER NEWS

Subject: Disclosure under Indian Listing Regulations

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below announcement to the Indian stock exchanges:

We wish to inform you that ICICI Bank Limited (the “Bank”) has entered into a memorandum of understanding dated May 17, 2024 in relation to an investment in the equity shares of a company to be incorporated (“Target Entity”) as subsidiary of The Clearing Corporation of India Limited (“CCIL”) along with seven (7) other shareholders.

Pursuant to Regulation 30 read with para A of part A of Schedule III of the SEBI (Listing Obligations & Disclosure Requirements) Regulations, 2015, read with SEBI circular no. SEBI/HO/CFD/CFD-PoD-1/P/CIR/2023/123 dated July 13, 2023, we wish to provide the following disclosure:

a.	Name of the target entity, details in brief such as size, turnover etc.	The Target Entity is proposed to be incorporated as a subsidiary of CCIL.
b.	Whether the acquisition would fall within related party transaction(s) and whether the promoter/ promoter group/ group companies have any interest in the entity being acquired? If yes, nature of interest and details thereof and whether the same is done at “arm’s length”	This transaction does not constitute a related party transaction. ICICI Bank has no promoters.
c.	Industry to which the entity being acquired belongs	Financial services
d.	Objects and impact of acquisition (including but not limited to, disclosure of reasons for acquisition of target entity, if its business is outside the main line of business of the listed entity)	Financial investment

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: 022- 4008 8900 Email:companysecretary@icicibank.com Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390007. India

e.	Brief details of any governmental or regulatory approvals required for the acquisition	Regulatory approval is not required
f.	Indicative time period for completion of the acquisition	365 days from the date of memorandum of understanding
g.	Consideration - whether cash consideration or share swap or any other form and details of the same	Cash consideration
h.	Cost of acquisition and/or the price at which the shares are acquired	Cash consideration of ₹ 10/- per share for acquiring 6,125,000 equity shares representing 6.125% shareholding of the Target Entity
i.	Percentage of shareholding /control acquired and / or number of shares acquired	Post investment, the Bank will hold 6.125% shareholding in the Target Entity through acquisition of 6,125,000 equity shares of face value ₹ 10 each
j.	Brief background about the entity acquired in terms of products/line of business acquired, date of incorporation, history of last 3 years turnover, country in which the acquired entity has presence and any other significant information (in brief)

The Target Entity is proposed to be incorporated as a subsidiary of CCIL. The Target Entity to be incorporated in GIFT-IFSC will set-up and operate the Foreign Currency Settlement System (“FCSS”) in GIFT-IFSC and will act as clearing house and system operator for the same and will also provide services in GIFT-IFSC including, any or all of the services provided by CCIL in India, and will undertake such other activities permissible within the GIFT-IFSC as may be determined from time to time, subject to necessary approvals by the relevant authorities under the applicable laws.

Date of Incorporation: Target Entity is proposed to be set-up.

History of last 3 years turnover: Not applicable as the Target Entity is proposed to be set-up

Country of presence: GIFT-IFSC in India

You are requested to please take the above information on record.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: 022- 4008 8900 Email:companysecretary@icicibank.com Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	May 17, 2024	By:	/s/ Vivek Ranjan
			Name:	Vivek Ranjan
			Title:	Assistant General Manager

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: 022- 4008 8900 Email:companysecretary@icicibank.com Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390007. India